UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 4, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934

Advanced Emissions Solutions, Inc.
File No. 000-54992

ADA-ES Inc.
File No. 0-50216 –

CF#33278

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Advanced Emissions Solutions, Inc. successor to ADA-ES, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from an Exhibit to a Form 10-K filed on March 16, 2012, as modified by the same contract refiled with fewer redactions as Exhibit 10.53 to a Form 10-K filed on February 29, 2016.

Based on representations by Advanced Emissions Solutions, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.41 to Form 10-K filed on March 16, 2012 through December 31, 2021

Exhibit 10.53 to a Form 10-K filed on February 29, 2016 through December 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary